Exhibit 99.1

Cipher Pharmaceuticals acquires Canadian rights to novel treatment for psoriasis and rheumatoid arthritis

MISSISSAUGA, ON, March 23, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced it has licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite Biopharma ("Can-Fite") (NYSE MKT: CANF) (TASE: CFBI) for moderate to severe plaque psoriasis and rheumatoid arthritis.

CF101 recently completed a Phase II/III double-blind, placebo-controlled study, which was designed to test the efficacy of CF101 in patients with moderate to severe plaque psoriasis. Can-Fite enrolled 326 patients through 17 clinical centers in the U.S., Europe, and Israel. Top-line results from the trial will be published by Can-Fite at the end of March 2015. Interim results from this Phase II/III trial and final results from the prior Phase II trial in psoriasis were both positive showing that CF101 effectively improved disease symptoms. In addition, at the end of 2013, CF101 completed a Phase IIb study for active rheumatoid arthritis, and Can-Fite has completed the study design for a Phase III program. Additional detail on the CF101 technology and clinical studies can be found at www.canfite.com.

Approximately 500,000 in Canada people receive treatment for psoriasis. In moderate to severe cases, the most common treatment options are systemic biologic drugs, which are delivered by injection or intravenous (IV) infusion and have well-known shortcomings, including increased risk of infection. CF101 is an oral small molecule drug formulated in a tablet and has an excellent human safety profile, demonstrated in more than 1,000 patients.

"This transaction deepens our Canadian portfolio with a high-potential, novel treatment option for two important indications," said Shawn O'Brien, President & Chief Executive Officer of Cipher. "As an orally bioavailable drug, we believe CF101 has the potential to offer a much-needed treatment alternative to patients living with psoriasis and rheumatoid arthritis. We see CF101 as being complementary to our Beteflam Patch, giving us two products targeting psoriasis, one of the most common autoimmune diseases in Canada."

The timeline to regulatory submissions to Health Canada will be determined by the completion of the remaining clinical trial program.

Under the terms of the agreement, Can-Fite will receive an upfront payment of CDN$1.65 million and is eligible for milestone payments of up to CDN$2,000,000 and royalties from product sales in Canada. The agreement provides that Can-Fite will deliver finished product to Cipher.

About CF101

CF101, an A3 adenosine receptor agonist, is a novel, first in class, small molecule, orally bioavailable drug with a favorable therapeutic index demonstrated in Phase II clinical studies. CF101 is currently developed for the treatment of autoimmune inflammatory diseases including psoriasis (Phase II/III) and rheumatoid arthritis (completed Phase II).

About Psoriasis

Psoriasis is a chronic, autoimmune disease that appears on the skin, typically occurring in young adulthood and persisting for decades. It is estimated that approximately 500,000 people in Canada are living with psoriasis. It occurs when the immune system sends out faulty signals that speed up the growth cycle of skin cells. The most common form is plaque psoriasis, which appears as raised, red patches covered with a silvery-white buildup of dead skin cells.  Treatment of psoriasis involves the application of topical corticosteroids for mild cases, progressing to combination therapy with systemic immunomodulators for moderate and severe disease. The goal of treatment is to relieve the signs and symptoms of the disease by minimizing the frequency and intensity of the plaques thereby improving the patient's quality of life.

About Rheumatoid Arthritis

Rheumatoid arthritis (RA) is a type of inflammatory arthritis and an autoimmune disease. In RA, the target of the immune attack is tissue in the lining of the joints and, sometimes, in other internal organs (such as the eyes, lungs or heart). This causes swelling, pain, inflammation and joint destruction. The symptoms of RA vary from person to person. Some people have only a few joints involved or mild inflammation, whereas others have many joints involved or severe inflammation. The symptoms of RA also vary from times when the joints feel good to other times (often for no reason at all) when the joints become more stiff, sore and swollen. About one out of every 100 Canadians has RA.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products that is on pace to achieve its goal of becoming the most customer-centric dermatology company in North America. Cipher acquires best-in-class products and/or potentially transformative compounds that fulfill high unmet medical needs. Cipher's experienced management team has a proven track of successfully managing the required clinical development and regulatory approval processes and marketing products either directly or through partners.

Cipher's products include a novel version of the acne medication isotretinoin, which is marketed as Absorica™ in the United States and Epuris® in Canada. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company's pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company's revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company's products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company's strategic investments; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Lawrence Chamberlain, TMX Equicom, (416) 815-0700 ext 257, thoffmann@troutgroup.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, lchamberlain@tmxequicom.com; Media: Mike Beyer, Sam Brown Inc., Office: (773) 463-4211, Mobile: (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 23-MAR-15